Exhibit 10.34

COMPANY PRIVATE

February 17, 2000

Mark S. Fox

9909 Mastin Drive

Overland Park, KS 66212

Dear Mark:

eMERGE Interactive, Inc., is pleased to offer you the position of Systems Integration Architect. This position reports directly to me. I believe this company has tremendous potential for success and that you are an individual who will have significant positive impact in driving the company forward. We would like you to begin work on Monday, March 13, 2000.

Base Salary:	Bi-weekly salary of $3,461.54, if annualized, $90,000.00

Equity:	An option to purchase 10,000 shares of the Company’s common stock, with an exercise price determined by averaging the final bid/ask price for the two days prior, as well as the date of the grant; which “grant date” shall be defined as the later of your date of hire or approval by the Company’s compensation committee.

Option Terms:	Options will be issued pursuant to and governed by the terms of the company’s 1999 Equity Compensation Plan (the “Plan”). Your options will vest 25% per year (100% vesting over 4 years); option term is 10 years; unvested options will terminate immediately upon termination. All options will terminate one year after your death or termination for disability, or 3 months after termination of employment for any reason other than cause, and as of you last day of employment if terminated for cause. Please see the Plan for other terms and conditions.

Relocation:	The Company will provide you with a relocation package to include reimbursement of reasonable and customary moving expenses incurred in the physical move of your household goods from Kansas to Florida. In addition, the Company will provide reimbursement of temporary living expenses for up to 60 days.

Other Agreements:	Your offer is contingent upon execution of our non-disclosure, non-compete and assignment of inventions agreement, which will include an agreement not to solicit or hire any of the company’s employees within one year after termination of your employment.

Benefits:	We have excellent medical and dental benefits which you will be eligible to participate in on your 1st day of hire, and Life Insurance on your 31st day of employment. Eligibility in the Company’s matching 401(k) plan will occur on the 1st of the quarter following the completion of 90 days of employment. You will accrue three weeks vacation at a rate of 2.31 hours per week.

Employment Type:	At will

Mark, this offer is valid until February 24, 2000 and contingent upon the completion and negative results of a pre-employment drug screen paid for by the Company. We look forward to working with you as part of the eMERGE Interactive team.

Please signify your acceptance of this offer by signing below and returning to Elaine Swigart’s attention by fax at 561-581-7316.

I look forward to working with you and am confident we are going to have a lot of fun while realizing significant rewards over the coming years.

Sincerely,

/s/ David Ugan
David Ugan
Vice President, Information Technology and e-Commerce

Enclosures:	Benefits Summary
Drug Screen Chain of Custody Form
Non-Disclosure and Invention Assignment Agreement
“Drug Free Workplace” Policy

Accepted:	/s/ Mark Fox	Date: 2/22/00